Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

03 MAR 14 AM 7:21

7th March 2003

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

03007801

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
<u>File No. 82-4086</u>

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement regarding final results dated 6th March 2003 together with the Notice of Annual General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
HONGKONG ELECTRIC HOLDINGS LTD.
香港電燈集團有限公司

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 4/7

c.c. Mr. Jonathan Lemberg
Messrs. Morrison & Foerster (H.K.)

03 MAR 14 AM 7:21

Hongkong Electric Holdings Limited

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER 2002

	Note	2002 (HK$ million)	2001 (HK$ million)
Turnover		11,605	10,867
Direct costs		(3,728)	(3,663)
		7,877	7,204
Other revenue and net income		878	663
Other operating costs		(513)	(457)
Finance costs		(565)	(695)
Operating profit	2	7,677	6,715
Share of results of associates		163	472
Profit before taxation		7,840	7,187
Taxation	3	(1,001)	(776)
Profit after taxation		6,839	6,411
Scheme of Control transfers (To)/From:			
Development Fund		(1)	111
Rate Reduction Reserve		(11)	(15)
		(12)	96
Profit attributable to shareholders			
Local activities		6,473	5,889
Overseas activities		354	618
Total		6,827	6,507
Dividends :			
Interim dividend paid		1,238	1,195
Proposed final dividend		2,412	2,284
		3,650	3,479
Earnings per share	4	$3.20	$3.05
Dividends per share		$1.71	$1.63

Notes:

(1) **Segment Information**

(a) **Business Segments**
For the year ended 31st December

(HK$ million)	Sales of Electricity 2002	Sales of Electricity 2001	Infrastructure Investments 2002	Infrastructure Investments 2001	Unallocated & Other Items 2002	Unallocated & Other Items 2001	Consolidated 2002	Consolidated 2001
REVENUE								
Group turnover	11,555	10,791	—	—	50	76	11,605	10,867

CHAIRMAN'S STATEMENT

Hongkong Electric performed steadily in 2002 despite challenging economic conditions both locally and overseas. Earnings from the core business in Hong Kong continued to show steady growth, reflecting rigid cost controls, improvements in productivity, and a disciplined approach to capital investment. The Company maintained the exceptionally high 99.999% level of reliability around the clock for a seventh consecutive year as we continued to develop our power generation and distribution network to meet the standards expected of a world-class city. Our growing Australian operations, recently expanded with the acquisition of a 50% interest in CitiPower, overcame unusually mild temperatures to post earnings above expectations.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2002 was HK$6,827 million (2001:HK$6,507 million), including profits from the Group's overseas activities of HK$354 million (2001:HK$618 million, which included the exceptional one-off gain of HK$344 million arising from the sale of the retail division of Powercor Australia Limited), and realised and unrealised gains on other listed investments of HK$229 million.

Final Dividend

The Directors will recommend a final dividend of HK$1.13 per share. This, together with the interim dividend of 58 cents per share, will give a total dividend of HK$1.71 per share for the year (2001: HK$1.63).

Hong Kong Operations

We continue our commitment to provide a cost-efficient electricity supply that is among the most reliable in the world.

During the year, the transmission and distribution network was enhanced through the completion of infrastructure projects and maintenance work. The first 22kV zone substation was commissioned at Tamar, which will set the trend for even greater distribution efficiency. In all, 67 new distribution substations were added, bringing the total number in service to 3,487.

The conversion of two existing gas turbines into a combined cycle unit was completed on 1st June, generating an additional 115 MW of power with the same fuel input by recovering waste heat energy, resulting in benefits to customers and the environment.

In line with Hongkong Electric's prudent development policy, the Company has taken the initiative to defer the commissioning of the first 300 MW generating unit of the Lamma Power Station Extension by one year, from 2004 to 2005, because of lower than expected maximum demand growth in 2002 caused in part by the delay in completion of several major property developments. The warmer than normal weather experienced in the first half of 2002 was not sustained in the second half of the year, and overall unit sales for 2002 increased by 0.6% on a comparable basis.

The deferment of capital expenditure for the Lamma 300 MW generating unit and operational and productivity improvements, highlighted by a 4.8% reduction in headcount despite increasing unit sales, have been instrumental in allowing us to freeze tariff for 2003 - the third time in five

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the year amounted to HK$3,145 million, which was primarily funded by cash from operations. As at 31st December 2002, total external borrowings were HK$16,354 million (2001 : HK$14,338 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$4,480 million (2001 : HK$5,744 million). Gearing ratio (net debt/ shareholders' funds) at 31st December 2002 was 44% (2001 : 41%).

Treasury Policies, Financing Activities and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for refinancing and business growth. In addition, currency and interest risks are actively managed on a conservative basis.

During the year, the Group has arranged a bridge facility for A$650 million to finance the acquisition of 50% interest in CitiPower, its third electricity distribution business acquisition in Australia. The facility is for 364 days and will be refinanced with longer term funds in 2003. As for its local financing activity, the Group issued HK$2,000 million debt securities with 3-year and 8-year maturities in the local capital market to refinance existing debts more cost effectively and at the same time, improve its debt maturity profile.

As at 31st December 2002, external borrowings of the Group amounted to HK$16,354 million with the following profile:

(1) 58% was either denominated or effectively hedged into Hong Kong dollars and 42% was denominated in Australian dollars;

(2) 64% was bank loans, 29% was capital market instruments and 7% was suppliers' credits;

(3) 69% was repayable between 2 to 5 years and 10% was repayable beyond 5 years;

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 15th May 2003 at 12:00 noon for the following purposes:

As Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2002.
2. To declare a final dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.

As Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"THAT:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent. of the existing issued share capital of the Company as at the date of passing this resolution; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"THAT:

Segment revenue	11,576	10,814	—	—	298	161	11,874	10,975
RESULT								
Segment result	7,389	6,754	—	—	244	101	7,633	6,855
Interest income	—	—	605	534	4	21	609	555
Finance costs	(196)	(359)	(369)	(336)	—	—	(565)	(695)
Operating profit	7,193	6,395	236	198	248	122	7,677	6,715
Share of results of associates	—	—	158	469	5	3	163	472
Profit before taxation	7,193	6,395	394	667	253	125	7,840	7,187
Taxation	(964)	(726)	(30)	(49)	(7)	(1)	(1,001)	(776)
Profit after taxation	6,229	5,669	364	618	246	124	6,839	6,411
Scheme of Control transfers	(12)	96	—	—	—	—	(12)	96
Profit attributable to shareholders	6,217	5,765	364	618	246	124	6,827	6,507

(b) Geographical Segments
For the year ended 31st December

	Hong Kong		Australia		Unallocated & Other Items		Consolidated	
(HK$ million)	2002	2001	2002	2001	2002	2001	2002	2001
REVENUE								
Group turnover	11,583	10,835	3	1	19	31	11,605	10,867
Other revenue	267	108	—	—	2	—	269	106
Segment revenue	11,850	10,943	3	1	21	31	11,874	10,975
RESULT								
Segment result	7,643	6,855	1	—	(11)	—	7,633	6,855
Interest income	4	21	605	534	—	—	609	555
Finance costs	(196)	(359)	(369)	(336)	—	—	(565)	(695)
Operating profit	7,451	6,517	237	198	(11)	—	7,677	6,715
Share of results of associates	5	3	158	469	—	—	163	472
Profit before taxation	7,456	6,520	395	667	(11)	—	7,840	7,187
Taxation	(971)	(727)	(30)	(49)	—	—	(1,001)	(776)
Profit after taxation	6,485	5,793	365	618	(11)	—	6,839	6,411
Scheme of Control transfers	(12)	96	—	—	—	—	(12)	96
Profit attributable to shareholders	6,473	5,889	365	618	(11)	—	6,827	6,507

(2) **Operating profit**
Operating profit is shown after charging/(crediting):

	2002 *(HK$ million)*	2001 *(HK$ million)*
Depreciation	1,667	1,567
Net realised and unrealised gains on other investments carried at fair value	(229)	(77)

(3) **Taxation**

	2002 *(HK$ million)*	2001 *(HK$ million)*
The Company and its subsidiaries — Hong Kong	970	727
Associates — Hong Kong	1	—
— overseas	30	49
	1,001	776

Hong Kong profits tax has been provided for at the rate of 16% (2001 : 16%) based on the assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

(4) The calculation of earnings per share is based on profit attributable to shareholders of HK$6,827 million (2001 : HK$6,507 million) and 2,134,261,654 shares in issue throughout the year (2001 : 2,134,261,654 shares).

(5) Certain comparative figures have been reclassified to conform to the current year's presentation.

(6) A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") will be published on both the Company's website (www.hec.com.hk) and the Exchange's website (www.hkex.com.hk) in due course.

Book Closure

The Register of Members will be closed from Thursday, 8th May 2003 to Thursday, 15th May 2003 both days inclusive. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, should be lodged with the Registrars by 4:00 p.m. on Wednesday, 7th May 2003.

shareholders that is stipulated in the Scheme of Control.

The turmoil that has been evident in many energy markets over the past few years is a stark reminder of the prime importance of reliable and adequate power for maintaining and improving living standards, and stimulating investor confidence and business growth. In addition to surpassing our pledged standard for supply reliability by achieving 99.999% for the seventh consecutive year, we also further demonstrated our dedication to service by achieving or surpassing each of our demanding service pledges, earning a record number of unsolicited commendations from customers. Our employees deserve great credit for this accomplishment, and it reflects the Company's commitment to provide better training and career development to encourage our talented people to continuously improve performance.

Fulfilling our responsibilities to our community starts with providing reliable power, but we also recognise the importance of being involved in the daily lives of the people we serve and being sensitive to their needs in a difficult economic environment. To this end, we have now added unemployed residents to the elderly, disabled and single-parent families who can qualify for concessionary tariffs. Hongkong Electric continued to fund and participate in many community activities and charities, supporting the volunteer work of our employees.

Overseas Business

We continue to expand our business overseas to provide a more stable earnings platform and balance business risks, while steadily enhancing value for our shareholders.

The most recent addition to our overseas investment portfolio is CitiPower, a strong performing Australian power distribution company serving over 265,000 customers in the Melbourne area. Together with Powercor and ETSA Utilities, the total investment in Australia, made in equal partnership with Cheung Kong Infrastructure Holdings Limited (CKI), is close to A$7 billion, making us one of the country's leading international investors. The Group and CKI are the largest distributor of electricity in Australia in terms of customers, which currently number over 1.6 million.

Negotiations continue on the detailed planning for the 1,400 MW generation project developed by Union Power Development Company, in which the Group has a 26% interest, and the Thai Government has approved in principle a change from coal-firing to gas burning.

Outlook

While Hong Kong still faces many economic challenges in the short term, we are confident of its longer term prospects as its service and financial sectors benefit from an increasing number of business opportunities arising from the mainland's strong economic growth. We are also optimistic about the growth prospects of our business in Australia and will continue to explore promising energy-related investment opportunities around the world which offer attractive returns at acceptable levels of risk.

As we look forward, the Company is fully prepared to be a key participant in the process to establish the basis for the sensible long term planning of our industry in Hong Kong. As a low cost producer of extremely reliable electricity and with a state-of-the-art transmission and distribution system, the Company is well positioned to prosper in future. It is worth highlighting the proven suitability of the Scheme of Control style of regulation to the particular needs of Hong Kong for the way it continues to deliver reliable, environmentally friendly electricity at a reasonable price, sensibly balancing the interests of consumers and shareholders over the long term.

During 2002 Hongkong Electric has again demonstrated an ability to seize new investment opportunities and to achieve new levels of excellence in its traditional business. I wish to thank our Directors and employees for their support and commitment, our customers for their loyalty, and our investors for their confidence.

George C. Magnus
Chairman

Hong Kong, 6th March 2003

Hongkong Electric Finance Limited, a wholly-owned subsidiary of The Hongkong Electric Company, Limited, established a US$1 billion Medium Term Note Programme in December 2002. The Programme is rated "A+" by Standard & Poor's and notes issued are eligible for listing on the Luxembourg Stock Exchange. The establishment of the Programme will further facilitate the Group's future financing plans, enabling it to access the international debt capital markets in a more efficient manner.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 31st December 2002, over 95% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by maintaining a substantial portion of the Group's debt portfolio in fixed rate. This is achieved either directly by means of fixed rate debt issues or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 31st December 2002 amounted to HK$18,358 million (2001 : HK$14,034 million) equivalent.

Contingent Liabilities

As at 31st December 2002, the Company has issued performance guarantees and letters of awareness to banks in respect of banking facilities available to associates amounting to HK$41 million (2001 : HK$40 million).

The Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$12,691 million (2001 : HK$8,587 million) equivalent. Out of this amount HK$11,854 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2002, excluding directors' emoluments, amounted to HK$1,098 million (2001: HK$1,083 million). As at 31st December 2002, the Group employed 2,204 (2001: 2,318) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, the latest technology as well as numerous job-related courses to enhance the skills and knowledge of our employees.

...ectors during the relevant period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent. of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 6th March 2003

Notes:

(1) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(2) The register of members will be closed from Thursday, 8th May 2003 to Thursday, 15th May 2003, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 7th May 2003.

(3) With reference to Resolution 5 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(4) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefits of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to the members together with the annual report.

Hongkong Electric Holdings Limited
香港電燈集團有限公司
(在香港註冊成立之有限公司)

經審核綜合損益表
截至二零零二年十二月三十一日止年度

	附註	二零零二年 (港幣百萬元計)	二零零一年 (港幣百萬元計)
營業額		11,605	10,867
直接成本		(3,728)	(3,663)
		7,877	7,204
其他收入及收益淨額		878	663
其他營運成本		(513)	(457)
財務成本		(565)	(695)
經營溢利	二	7,677	6,715
所佔聯營公司之損益		163	472
除稅前溢利		7,840	7,187
稅項	三	(1,001)	(776)
除稅後溢利		6,839	6,411
管制計劃調撥(入)／自：			
發展基金		(1)	111
減費儲備		(11)	(15)
		(12)	96
股東應得溢利			
香港業務		6,473	5,889
海外業務		354	618
總數		6,827	6,507
股息：			
已付中期股息		1,238	1,195
擬派末期股息		2,412	2,284
		3,650	3,479
每股溢利	四	$3.20	$3.05
每股股息		$1.71	$1.63

附註：

(一) 分部資料

(甲) 業務分部

截至十二月三十一日止年度

(港幣百萬元計)	電力銷售 2002	電力銷售 2001	基建投資 2002	基建投資 2001	未分配及其他項目 2002	未分配及其他項目 2001	綜合 2002	綜合 2001
收入								
集團營業額	11,555	10,791	—	—	50	76	11,605	10,867
其他收入	21	23	—	—	248	85	269	108
分部收入	11,576	10,814	—	—	298	161	11,874	10,975
業績								
分部業績	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]

董事局主席報告

雖然本地及海外經濟情況欠佳，香港電燈於二零零二年仍能維持表現。香港核心業務收益持續穩定增長，反映集團嚴格控制成本、改善生產力和審慎投資策略之成果。公司已連續第七年在供電可靠程度方面達至99.999%的極高水平，並繼續發展發電和配電網絡，以符合世界一級城市標準。集團在澳洲業務不斷擴展，年內更收購CitiPower 50%權益。雖然面對當地異常溫和天氣，澳洲業務仍然取得較預期為佳之收益。

業績

集團截至二零零二年十二月三十一日止年度經審核之除稅後綜合溢利為港幣六十八億二千七百萬元(二零零一年為港幣六十五億零七百萬元)。其中包括集團海外業務所佔溢利港幣三億五千四百萬元，(二零零一年為港幣六億一千八百萬元，包括出售Powercor Australia Limited旗下之電力零售業務而獲取港幣三億四千四百萬元一次過特殊收益)，與及其他上市投資已實現及未實現收益共港幣二億二千九百萬元。

末期息

董事局將建議派發末期息每股港幣一元一角三分。連同中期股息每股五角八分，全年之股息為每股港幣一元七角一分(二零零一年每股股息一元六角三分)。

香港業務

公司繼續致力提供具成本效益之電力服務，及維持供電可靠程度於世界前列。

年內，公司完成多項基建項目及維修工程，並進一步改善輸電及配電網絡。首個二萬二千伏分區電力站已於跑馬地落成啟用，在配電網絡上開展新方向，進一步提升配電效率。年內共有67個新配電站落成，配電站總數增至3,487個。

改裝現有兩台燃氣輪機為聯合循環機組工程已於六月一日完成，利用回收餘熱，在無需耗用額外燃料情況下多生產115兆瓦電力，對客戶及環境均帶來裨益。

配合港燈審慎之發展政策，公司已主動將南丫擴建計劃首台300兆瓦發電機組投產時間由二零零四年延遲至二零零五年。此項決定，部份是由於幾項主要物業發展計劃之預計完工日期延遲所致，令二零零二年的最高需求量較預期為低。二零零二年首半年氣溫較往常為高，惟此現象並未持續至下半年，以致全年整體售電量實質上只較去年上升0.6%。

公司得以在二零零三年，亦即五年來第三次凍結電費，[illegible]

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團本年度之資本開支為港幣三十一億四千五百萬元，該資本開支主要以營運現金支付。截至二零零二年十二月三十一日止，向外貸款總額為港幣一百六十三億五千四百萬元(二零零一年為港幣一百四十三億三千八百萬元)，包括無抵押之銀行貸款，無抵押之遞延應付賬項及已發行之債務證券。此外，集團已承擔但未動用之信貸總額為港幣四十四億八千萬元(二零零一年為港幣五十七億四千四百萬元)。於二零零二年十二月三十一日，集團之資本負債比率(淨負債／股東資金)為百分之四十四(二零零一年為百分之四十一)。

庫務政策，融資活動及資本結構

集團繼續確保以各種不同而又優越的財務資源提供再融資及業務發展所需資金，及運用已承擔之信貸安排，提供未來融資及業務發展之資金需求。並且在穩健的基礎上靈活地管理外匯和利率風險。

年內，集團安排了一項澳幣六億五千萬元之過渡性貸款，作為收購CitiPower百分之五十權益之融資，此乃集團在澳洲收購之第三項配電業務。該過渡性貸款為期三百六十四日，並將在二零零三年再融資作更長期之資金安排。在本地融資活動方面，集團在本地資本市場發行了港幣二十億元之債務證券，為期三年及八年，該款項用作重組現行債務以求達到更具成本效益及同時改善償務還款期之結構。

於二零零二年十二月三十一日，集團向外貸款為港幣一百六十三億五千四百萬元，其結構如下：

(一) 百分之五十八以港元為單位或透過外匯對沖為港元及百分之四十二以澳元為單位；

(二) 百分之六十四為銀行貸款，百分之二十九為資本市場工具及百分之七為供應商信貸；

股東週年大會通告

茲定於二零零三年五月十五日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

(一) 省覽本公司截至二零零二年十二月三十一日止年結及董事局與核數師報告書。

(二) 宣派末期股息。

(三) 重選退任董事。

(四) 聘任核數師及授權董事局議定其酬金。

作為特別事項

(五) 考慮及認為適當時，通過下列決議案為普通決議案：

「動議：

(甲) 無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份；及

(乙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(六) 考慮及認為適當時，通過下列決議案為普通決議案：

經營溢利	[illegible],393	6,395	236	198	248	122	7,677	6,715
所佔聯營公司之盈利	—	—	158	469	5	3	163	472
除稅前溢利	[illegible],393	6,395	394	667	253	125	7,840	7,187
稅項	(964)	(726)	(30)	(49)	(7)	(1)	(1,001)	(776)
除稅後溢利	6,229	5,669	364	618	246	124	6,839	6,411
管制計劃調撥	(12)	96	—	—	—	—	(12)	96
股東應得溢利	6,217	5,765	364	618	246	124	6,827	6,507

(乙) 地區分部

截至十二月三十一日止年度

(港幣百萬元計)	香港 2002	香港 2001	澳洲 2002	澳洲 2001	未分配及其他項目 2002	未分配及其他項目 2001	綜合 2002	綜合 2001
收入								
集團營業額	11,583	10,835	3	1	19	31	11,605	10,867
其他收入	267	108	—	—	2	—	269	108
分部收入	11,850	10,943	3	1	21	31	11,874	10,975
業績								
分部業績	[illegible],643	6,855	1	—	(11)	—	7,633	6,855
利息收入	4	21	685	534	—	—	689	555
財務成本	(196)	(359)	(369)	(336)	—	—	(565)	(695)
經營溢利	[illegible],451	6,517	237	198	(11)	—	7,677	6,715
所佔聯營公司之盈利	5	3	158	469	—	—	163	472
除稅前溢利	[illegible],456	6,520	395	667	(11)	—	7,840	7,187
稅項	(971)	(727)	(30)	(49)	—	—	(1,001)	(776)
除稅後溢利	6,485	5,793	365	618	(11)	—	6,839	6,411
管制計劃調撥	(12)	96	—	—	—	—	(12)	96
股東應得溢利	6,473	5,889	365	618	(11)	—	6,827	6,507

(二) **經營溢利**

經營溢利已扣除／(計入)下列項目：

	二零零二年 (港幣百萬元計)	二零零一年 (港幣百萬元計)
折舊	1,667	1,567
以公平價值列賬之其他投資之已實現及未實現收益淨額	(229)	(77)

(三) **稅項**

	二零零二年 (港幣百萬元計)	二零零一年 (港幣百萬元計)
本公司及其附屬公司—香港	970	727
聯營公司—香港	1	—
—海外	30	49
	1,001	776

香港利得稅準備乃按照本年度的估計應課稅溢利以稅率百分之十六(二零零一年為百分之十六)計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

(四) 每股溢利之計算基準為股東應得溢利港幣六十八億二千七百萬元(二零零一年為港幣六十五億零七百萬元)，除以本年度已發行股份2,134,261,654股(二零零一年為2,134,261,654股)計算。

(五) 某些比較數字曾作適當調整，以符合本年度在賬項表達形式上之需要。

(六) 載有香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六第四十五(一)至四十五(三)段所規定之全部資料之詳細業績公佈將於稍後時間在本公司之網頁(www.hec.com.hk)及聯交所之網頁(www.hkex.com.hk)二刊登。

暫停過戶登記

自二零零三年五月八日星期四至二零零三年五月十五日星期四，首尾兩天包括在內，暫停辦理股票過戶登記工作。凡擬獲派末期股息者，務須於二零零三年五月七日星期三下午四時前，連同有關股票向股權登記處辦理股票過戶手續。

[illegible]卻減少4.8%。與此同時，管理層亦堅決秉承一貫目標，令股東賺取管制協議訂立之回報。

過去幾年不少能源市場出現混亂情況，突顯可靠及充足之電力供應對維持及提升生活水準、刺激投資信心及商業活動增長均至為重要。除連續第七年在電力供應可靠程度方面超越所訂之標準而達99.999%之外，公司在各項優質服務承諾上亦取得較所訂標準更佳成績，而客戶之書面表揚信數目亦創下新紀錄。取得這樣成就，公司員工居功至偉，同時亦反映公司在員工培訓上之努力，鼓勵優秀員工不斷提升表現，精益求精。

公司對社會之承擔由提供可靠的電力開始，但亦關注我們所服務客戶與及他們在經濟困境時的需要。故此，公司有為合資格人士提供電費優惠，對象已由長者、殘疾人士和單親家庭擴展至失業人士。港燈亦贊助及參與多項社區和慈善活動，與及支持員工參與各項義工服務。

海外業務

集團繼續擴展海外業務以提供更穩定的收益和平衡業務風險，同時亦穩步提升股東所持有股份之價值。

集團於年內新增之海外投資項目為表現傑出之澳洲配電公司CitiPower，業務範圍為墨爾本地區，客戶總數逾265,000名。連同Powercor及ETSA Utilities，集團與長江基建集團有限公司(長江基建)在澳洲各佔同樣權益的聯合投資已達近七十億澳元，成為當地主要國際投資者。以客戶總數計算，集團及長江基建為澳洲最大配電商，服務客戶總數已逾1,600,000名。

Union Power Development Company之1400兆瓦發電項目仍就詳細規劃進行商討。集團持有該項目26%權益。泰國政府原則上同意由燃煤改為燃氣發電。

展望

雖然香港短期內仍然面對不少經濟困難，但由於內地之強勁經濟增長，本地之服務及金融業預料可因其帶來更多商機而受惠。因此集團對香港長遠經濟前景仍具信心，而對澳洲業務增長前景則保持樂觀。集團將繼續在世界各地尋求投資於可獲取吸引回報而風險在可接受水平的能源項目。

放眼未來，公司亦已作好準備，積極參與研究香港電力市場發展，以訂立合理而長遠的規劃。公司一直以低成本，高效能運作方式提供非常可靠的電力服務，配合先進輸配電系統，公司在未來將繼續成功發展。值得留意的是，管制協議形式的規管已證實能夠配合香港的特別需要。長期以來，以合理價格提供可靠及環保的電力，並合理地平衡客戶和股東的利益。

於二零零二年，港燈再度印証集團有能力把握新之投資機會，及在提升傳統業務上再創高峯。本人謹在此向董事局及所有員工致謝，感謝他們的支持，亦對客戶的支持和投資者對集團的信任致以謝意。

主席
麥理思

香港，二零零三年三月六日

(三) 百分之六十九貸款償還期為二至五年而百分之十貸款償還期超越五年；

(四) 百分之七十八為定息或上限息類別。

香港電燈有限公司之全資附屬公司Hongkong Electric Finance Limited，於二零零二年十二月安排了一項十億美元之中期票據發行計劃。該計劃被標準普爾評為「A+」級，而且該票據具備在盧森堡股票交易所上市資格。該計劃更有助集團未來融資安排及更有效率地跨進國際債務資本市場。

集團的庫務政策是不參與投機性交易。除美元外，根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零二年十二月三十一日，集團超過百分之九十五之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團繼續將大部份債項組合維持為定息債務以管理利率風險。集團直接發行定息債務或利用利率掉期和利率上限期權合約以達到這目的。於二零零二年十二月三十一日，未履行的衍生工具合約名義總額為港幣等值一百八十三億五千八百萬元(二零零一年為港幣一百四十億三千四百萬元)。

或有債務

於二零零二年十二月三十一日，本公司就給予聯營公司的銀行備用信貸而向銀行發出履行擔保及知悉書合共港幣四千一百萬元(二零零一年為港幣四千萬元)。

本公司就附屬公司之銀行及其他借款及附屬公司之財務承擔合共港幣等值一百二十六億九千一百萬元(二零零一年為港幣八十五億八千七百萬元)而作出擔保及反賠償保證。在該或有債務中，港幣一百一十八億五千四百萬元已反映在集團的綜合資產負債表內。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零二年十二月三十一日止，除董事酬金外，集團的員工薪酬總支出達港幣十億九千八百萬元(二零零一年為港幣十億八千三百萬元)。於二零零二年十二月三十一日，集團長期僱員人數為二千二百零四名(二零零一年為二千三百一十八名)。集團並無股份配售計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、先進技術及各樣與工作相關的訓練課程，藉此增加員工的技術和知識。

(甲) 在下文(乙)段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

(乙) 本公司按照上文(甲)段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及

(丙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(七) 考慮及認為適當時，通過下列決議案為普通決議案：

「動議擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

承董事局命
公司秘書
黃蒨華

香港，二零零三年三月六日

附註：

(一) 有權出席投票之股東，均有權委任不超過兩位代表出席，並於表決時代其投票。代表人不必為本公司股東。根據本公司組織章程，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港堅尼地道四十四號。

(二) 本公司將由二零零三年五月八日星期四至二零零三年五月十五日星期四(首尾兩日包括在內)暫停辦理股票過戶工作。凡擬獲派股息者，務須於二零零三年五月七日星期三下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓。

(三) 就上述第五項議程之議案，董事局表明現時並無計劃發行任何新股。

(四) 就上述第六項議程之議案，董事局表明將於認為符合股東利益之情況下行使授權購回公司股份。就香港聯合交易所有限公司證券上市規則之要求詳載建議購回股份之說明文件，將連同年報另函寄予各股東。